FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Manon Boucher acting

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances et de l’Économie du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibit hereby replaces the descriptions under the headings “Constitutional Framework” and “Government” on pages 9 and 10 of the Annual Report.

Exhibit:

(99.6) Constitutional Framework and Government.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 5 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: October 5, 2012